Exhibit 99.4

CONSENT OF AUTHOR

July 31, 2018

BY SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan, Securities Division

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission of New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Government of Newfoundland and Labrador

SSR Mining Inc.

Dear Sirs/Mesdames:

Re:	Filing of Technical Report by SSR Mining Inc.

The undersigned is responsible for preparing or supervising the preparation of the technical report titled “NI 43-101 Technical Report on the Marigold Mine, Humboldt County, Nevada, USA” dated effective December 31, 2017 (the “Technical Report”).

Pursuant to Section 8.3 of National Instrument 43-101 – Standards of Disclosure for Mineral Projects, this letter constitutes the consent of the undersigned to the public filing of the Technical Report and to the inclusion of extracts from, or a summary of, the Technical Report in the news release of SSR Mining Inc. dated June 18, 2018 (the “News Release”).

The undersigned also confirms that the undersigned has read the News Release and that the News Release fairly and accurately represents the information in the Technical Report for which the undersigned is responsible and that the Technical Report supports the News Release.

Yours truly,

Signed “Thomas Rice” Thomas Rice, SME Registered Member